Exhibit 8.1

SUBSIDIARIES OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The particulars of the Company’s principal subsidiaries as of December 31, 2016 are as follows:

Name of Company	Jurisdiction of Incorporation
Shantou Airlines Company Limited	PRC

Zhuhai Airlines Company Limited	PRC

Xiamen Airlines Company Limited	PRC

Guizhou Airlines Company Limited	PRC

Chongqing Airlines Company Limited	PRC

Guangzhou Nanland Air Catering Company Limited	PRC

Guangzhou Baiyun International Logistic Company Limited	PRC

China Southern Airlines Group Air Catering Company Limited	PRC

Nan Lung International Freight Limited	Hong Kong

Beijing Southern Airlines Ground Services Company Limited	PRC

China Southern Airlines Henan Airlines Company Limited	PRC

Southern Airlines Group Import and Export Trading Company	PRC

Southern Airlines General Aviation Company Limited	PRC